Michael P. Rissman
General Counsel
(480) 627-2375
April 30, 2010
Ms. Mindy Hooker
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631
Re:	Republic Services, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-14267
Dear Ms. Hooker:
The following is a response to the comment letter, dated April 27, 2010, of the Staff of the Securities and Exchange Commission regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Notes to Consolidated Financial Statements
8. Landfill and Environmental Costs, page 112
Environmental Remediation Liabilities, page 114
     1. We note your responses to our prior comments four, six and nine and appreciate the additional information. Please provide us with a comprehensive explanation to help us better understand why you believe that disclosure of the specific estimated range of reasonably possible loss with respect to any individual remediation site or legal proceeding would not be material to investors. Please quantify the range of each significant site.
     We continue to believe that disclosure of the range of reasonably possible additional loss with respect to any individual remediation site will not provide information that is material to investors. Nonetheless, in future filings, we will quantify the range of reasonably possible additional loss for each of our significant remediation sites. Please also see our response to Comment No. 3, below, with respect to our individual legal proceedings.
Republic Services, Inc. • 18500 N. Allied Way • Phoenix, Arizona 85054 • (480) 627-2700 / FAX (480) 627-2701

Ms. Mindy Hooker
United States Securities and Exchange Commission
April 30, 2010

16. Commitments and Contingencies, page 144
     2. Your responses to prior comments six and nine indicate that you do not believe that disclosure of the nature or amount of the aggregate accrual with respect to legal proceedings is necessary. Please provide a more detailed explanation as to why you are not including these disclosures.
     Please see our response to Comment No. 3, below.
Forward Matters, Litigation Related to Fuel and Environmental Fees, Livingston Matter, Sunshine Canyon Matter and Contracting Matter
     3. We read that you do not believe that disclosing the range of loss for any matter would be material to investors and we note your disclosure indicating that you do not believe the outcome of your pending legal and administrative proceedings will have a material adverse impact; however, it appears to us that the additional aggregate potential liability of $133 million as noted in your response could be material to operations. Given this aggregate exposure, please tell us whether any individual matter makes up a significant portion of this potential exposure.
     We continue to believe that disclosure of the aggregate accrual and range of reasonably possible additional loss with respect to our legal proceedings will not provide information that is material to investors. Nonetheless, in future filings, we will provide disclosure with respect to our aggregate accrual for legal proceedings and the range of reasonably possible additional losses for our legal proceedings in accordance with the following:
“As used herein, legal proceedings refers to litigation and similar claims against us and our subsidiaries, excluding: (i) ordinary course accidents, general commercial liability and workers compensation claims, which are covered by insurance programs, subject to customary deductibles, and which, together with self-insured employee health care costs, are discussed in this note; (ii) our tax-related matters, which are discussed in Note 8, Income Taxes; and (iii) environmental remediation liabilities, which are discussed in Note 6, Landfill and Environmental Costs.
“We accrue for legal proceedings when losses become probable and reasonably estimable. We have recorded an aggregate accrual of approximately $122 million relating to our outstanding legal proceedings as of March 31, 2010, including those described herein and others not specifically identified herein. As of the end of each applicable reporting period, we review each of our legal proceedings and, where it is probable that a liability has been incurred, we accrue for all probable and reasonably estimable losses. Where we are able to reasonably estimate a range of losses we may incur with respect to such a matter, we record an accrual

Ms. Mindy Hooker
United States Securities and Exchange Commission
April 30, 2010

for the amount within the range that constitutes our best estimate. If we are able to reasonably estimate a range but no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we used the high ends of such ranges, our aggregate potential liability would have been approximately $133 million higher than the amount recorded as of March 31, 2010.”
     We continue to believe that disclosure of the amount of reasonably possible additional loss with respect to any particular legal proceeding — i.e. any individual matter included within the $133 million of additional potential liability as of March 31, 2010 — would not provide additional information that is material to investors and could be misleading. The aggregated disclosure we are proposing to include will allow investors to gauge the current and potential impact of our legal proceedings on our company. Providing a range of reasonably possible additional loss for any individual matter will not afford investors enhanced understanding of whether the aggregate potential liability (or any portion thereof) will be realized or, if it is realized, the period in which it will be realized. The highest amount of reasonably possible additional loss with respect to any individual matter does not exceed 25% of the aggregate additional possible loss and, in any event, with respect to the substantial majority of our individual legal proceedings (including the ones that represent the highest amounts of reasonably possible additional loss), we believe it is unlikely that all or most of the reasonably possible additional loss with respect to any such legal proceeding would be recorded in any one period.
     We also believe that disclosure of the amount of reasonably possible additional loss with respect to any particular legal proceeding would be damaging to our defense of that legal proceeding and, as a result, harmful to our company and its investors. Any such disclosure as to an individual proceeding would be used by the opposing party in such proceeding against us in the context of determining how to pursue the matter or negotiating settlement. Further, the disclosure itself could be misleading to investors. The disclosure of a range of reasonably possible additional loss for any individual matter often involves assessments of the opposing party’s likely litigation and settlement strategies and ranges. Disclosing the company’s assessment of the reasonably possible range of loss would alter the opposing party’s expectations, thereby making the original disclosure immediately stale and misleading.
* * * * *

Ms. Mindy Hooker
United States Securities and Exchange Commission
April 30, 2010

In connection with responding to the Staff’s comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (480) 627-2375.
Sincerely,
/s/ Michael P. Rissman
Michael P. Rissman
Executive Vice President,
General Counsel and Corporate Secretary
cc:
Securities and Exchange Commission:
John Hartz
Edward M. Kelly
Dieter King
Republic Services, Inc.:
Tod C. Holmes, Executive Vice President and Chief Financial Officer
Charles F. Serianni, Vice President and Chief Accounting Officer
Mayer Brown LLP:
Jodi A. Simala